GMX RESOURCES INC.
9400 N. Broadway, Suite 600
Oklahoma City, Oklahoma 73114
June 3, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C. 20549-3628
Attn:     Mr. H. Roger Schwall

Re:	GMX Resources Inc.; Commission File No. 333-150359, Registration Statement on Form S-3 filed on April 21, 2008
Ladies and Gentlemen:
     We hereby withdraw our request to accelerate the effective date of the above registration statement to June 2, 2008 made in a letter filed with the SEC on May 28, 2008. We contemplate filing a new request for acceleration after receiving confirmation from the SEC that it has no further comments regarding the referenced registration statement.

Very truly yours,
/s/ James A. Merrill

James A. Merrill Chief Financial Officer